                                    FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
               For the transition period from _________to _________

                         COMMISSION FILE NUMBER 1-14756









                               AMEREN CORPORATION
                             SAVINGS INVESTMENT PLAN
                    (Formerly known as Union Electric Company
                            Savings Investment Plan)



                           Issuer: Ameren Corporation


                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103
                          (Principal Executive Office)

AMEREN CORPORATION
Savings Investment Plan
Report, Financial Statements and Additional Information
December 31, 1998

AMEREN CORPORATION
Savings Investment Plan
Report, Financial Statements and Additional Information
Index
December 31, 1998
________________________________________________________________________________


                                                                      Page

Report of Independent Accountants                                       1

Statements of Net Assets Available for
 Benefits with Fund Information at
 December 31, 1998 and 1997                                            2-3

Statements of Changes in Net Assets Available
 for Benefits with Fund Information for
 the year ended December 31, 1998 and 1997                             4-5

Notes to Financial Statements                                          6-14

Additional Information*:
     Line 27a - Schedule of Assets Held for
      Investment Purposes at December 31, 1998                      Schedule I

     Line 27d - Schedule of Reportable
      Transactions for the year ended
      December 31, 1998                                             Schedule II



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


June 25, 1999

To the Board of Directors
 of Ameren Corporation and the
 Participants of the Ameren
 Corporation Savings Investment Plan





In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

AMEREN CORPORATION
Savings Investment Plan
Statement of Net Assests Avaliable for Benefits with Fund Information December 31, 1998
Page 2

                                     Ameren
                                     Common      Aggressive    Conservative   Equity        Equity
                                     Stock         Equity        Equity        Index        Growth       Balanced
                                      Fund          Fund          Fund         Fund          Fund          Fund

Assets
Investments:
   Ameren Common Stock             $163,012,464  $      -      $     -       $    -        $     -       $     -
   Mutual Fund Investments                        104,110,289   93,647,274    36,267,041    29,165,513    82,472,496
   Short-term Investments/Cash        3,743,936
   Participant loans receivable
                                   -------------  ------------  -----------  ------------  ------------  -----------

     Total investments              166,756,400   104,110,289   93,647,274    36,267,041    29,165,513    82,472,496

Dividends and interest receivable         7,468           711            -             -             -             -
Contributions receivable:
   Participant                          125,477       350,559      285,461       118,097        97,317       229,077
   Employer                             152,302        42,121       33,685        13,342         9,862        27,459
                                  -------------  ------------  -----------  ------------  ------------  ------------

     Total assets                   167,041,647   104,503,680   93,966,420    36,398,480    29,272,692    82,729,032
                                  -------------  ------------  -----------  ------------  ------------  ------------

Liabilities
Accrued expenses                          1,112           570          570           570           570           570
                                  -------------  ------------  -----------  ------------  ------------  ------------

     Total liabilities                    1,112           570          570           570           570           570
                                  -------------  ------------  -----------  ------------  ------------  ------------

Net assets available for benefits  $167,040,535  $104,503,110 $ 93,965,850  $ 36,397,910  $ 29,272,122  $ 82,728,462
                                  -------------  ------------  -----------  ------------  ------------  ------------


   The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Savings Investment Plan
Statement of Net Assests Avaliable for Benefits with Fund Information December 31, 1998
Page 2 - continued

                                      Stable
                                     Interest   International
                                      Income       Equity        Loan
                                       Fund         Fund         Fund         Other         Total

Assets
Investments:
   Ameren Common Stock              $    -         $   -       $    -       $ 426,021   $ 163,438,485
   Mutual Fund Investments                         8,847,476                              354,510,089
   Short-term Investments/Cash      66,886,130                               (190,656)     70,439,410
   Participant loans receivable                                15,896,881                  15,896,881
                                     -----------  -----------  -----------  ---------    ------------

     Total investments              66,886,130     8,847,476   15,896,881     235,365     604,284,865

Dividends and interest receivable      334,944         -            -           3,267         346,390
Contributions receivable:
   Participant                         219,687        40,771     (352,157)      -           1,114,289
   Employer                             21,824         4,792        -           -             305,387
                                   -----------   -----------  -----------   ---------    ------------

     Total assets                   67,462,585     8,893,039   15,544,724     238,632     606,050,931
                                   -----------   -----------  -----------   ---------    ------------

Liabilities
Accrued expenses                           570           570        -           -               5,102
                                   -----------   -----------  -----------   ---------    ------------

     Total liabilities                     570           570        -           -               5,102
                                   -----------   -----------  -----------   ---------    ------------

Net assets available for benefits $ 67,462,015   $ 8,892,469 $ 15,544,724   $ 238,632   $ 606,045,829
                                    -----------  -----------  -----------   ---------    ------------


   The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Savings Investment Plan
Statement of Net Assests Avaliable for Benefits with Fund Information December 31, 1997
Page 3

                                      Ameren
                                      Common         Aggressive     Conservative
                                      Stock           Equity          Equity         Balanced
                                      Fund             Fund            Fund            Fund

Assets
Investments:
    Ameren Common Stock             $176,536,682    $      -         $    -          $    -
    Mutual Fund Investments                          106,573,641     86,236,863      59,631,963
    Short-term Investments/Cash        2,656,865
    Participant loans receivable
                                    ------------    ------------     ----------      ----------

      Total investments              179,193,547     106,573,641     86,236,863      59,631,963

Dividends and interest receivable            980              77             59              38
Contributions receivable:
    Participant                           71,440         281,611        269,733         193,197
    Employer                             301,036         114,941         87,224          58,512
                                    ------------    ------------  -------------      ----------

      Total assets                   179,567,003      106,970,270    86,593,879      59,883,710

Transfers due (to) from other funds     (514,253)         182,473       257,623         313,966
                                    ------------    ------------- -------------      ----------

Net assets available for benefits   $179,052,750    $ 107,152,743  $ 86,851,502     $60,197,676
                                    ------------    ------------- -------------     -----------


   The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Savings Investment Plan
Statement of Net Assests Avaliable for Benefits with Fund Information December 31, 1997
Page 3 - continued

                                      Stable
                                     Interest     International
                                      Income        Equity          Loan
                                       Fund          Fund           Fund           Other          Total

Assets
Investments:
    Ameren Common Stock              $    -         $   -          $    -         $   -        $176,536,682
    Mutual Fund Investments                         8,075,509                                   260,517,976
    Short-term Investments/Cash      51,087,376                                     516,051      54,260,292
    Participant loans receivable                                   10,464,740                    10,464,740
                                   -------------  -----------   -------------    ----------    ------------

      Total investments              51,087,376     8,075,509      10,464,740       516,051     501,779,690

Dividends and interest receivable       278,637            10                         1,047         280,848
Contributions receivable:
    Participant                          93,900        67,437                                       977,318
    Employer                             47,779        13,114                                       622,606
                                   -------------  ------------  -------------    ----------    ------------

      Total assets                   51,507,692     8,156,070      10,464,740       517,098     503,660,462

Transfers due (to) from other funds     (89,242)     (150,567)
                                   -------------  -----------   -------------    ----------    ------------

Net assets available for benefits   $51,418,450   $ 8,005,503    $ 10,464,740     $ 517,098    $503,660,462
                                   -------------  -----------   -------------    ----------    ------------


   The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Savings Investment Plan
Statement of Net Assests Avaliable for Benefits with Fund Information December 31, 1998
Page 4


                                           Ameren
                                           Common      Aggressive    Conservative   Equity        Equity
                                           Stock         Equity        Equity        Index        Growth       Balanced
                                           Fund           Fund          Fund         Fund          Fund          Fund

Additions to net assets attributed to:
   Contributions:
     Participant                        $ 2,046,948   $ 7,899,799   $ 6,489,918  $ 1,381,502   $ 1,008,022    $ 4,977,672
     Employer                             3,232,683     1,069,400       850,687      153,681       115,813        618,720
                                        ------------  ------------  ------------ ------------  ------------    ----------

                                          5,279,631     8,969,199     7,340,605    1,535,183     1,123,835      5,596,392
                                        ------------  ------------  ------------ ------------  ------------    ----------

   Investment income:
     Interest and dividends               9,664,944       189,760     1,983,724                                 2,345,442
     Net appreciation (depreciation)
      of investments                     (3,715,702)    6,473,564    10,854,832    6,198,770     3,143,607     13,545,800
                                        ------------  ------------  ------------ ------------  ------------    ----------

                                          5,949,242     6,663,324    12,838,556    6,198,770     3,143,607     15,891,242
                                        ------------  ------------  ------------ ------------  ------------    ----------

   Transfer from merged plan             14,384,760                               20,026,651    21,051,404      1,784,876
                                        ------------  ------------  ------------ ------------  ------------    ----------

       Total additions                   25,613,633    15,632,523    20,179,161   27,760,604    25,318,846     23,272,510
                                        ------------  ------------  ------------ ------------  ------------    ----------

Deductions from net assets
 attributed to:
   Distributions                         33,271,175     5,182,664     5,756,106    2,645,306     1,863,664      4,516,378
   Administrative expenses                   11,479         5,757         5,757        4,332         4,428          5,757
                                        ------------  ------------  ------------ ------------  ------------    ----------

       Total deductions                  33,282,654     5,188,421     5,761,863    2,649,638     1,868,092      4,522,135
                                        ------------  ------------  ------------ ------------  ------------    ----------

Interfund transfers                      (4,343,194)  (13,093,735)   (7,302,950)  11,286,944     5,821,368      3,780,411
                                        ------------  ------------  ------------ ------------  ------------    ----------

Increase (decrease) in net assets
 available for benefits                 (12,012,215)   (2,649,633)    7,114,348   36,397,910    29,272,122     22,530,786

Net assets available for benefits,
  Beginning of year                     179,052,750   107,152,743    86,851,502                                60,197,676
                                        -----------   -----------  ------------ ------------  ------------    -----------


  End of year                          $167,040,535  $104,503,110  $ 93,965,850 $ 36,397,910  $ 29,272,122   $ 82,728,462
                                       ------------  ------------  ------------ ------------  ------------   ------------


   The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Savings Investment Plan
Statement of Net Assests Avaliable for Benefits with Fund Information December 31, 1998
Page 4 - continued


                                                 Stable
                                                Interest   International
                                                 Income       Equity        Loan
                                                  Fund         Fund         Fund         Other        Total

Additions to net assets attributed to:
   Contributions:
     Participant                              $ 4,784,855    $ 876,147   $    -       $ (678,660)   $28,786,203
     Employer                                     477,607      114,500                   (90,676)     6,542,415
                                              -----------   ----------  -----------  -----------  -------------

                                                5,262,462      990,647                  (769,336)    35,328,618
                                              -----------   ----------  -----------  -----------  -------------

   Investment income:
     Interest and dividends                     3,376,392      101,267    1,037,493       81,978     18,781,000
     Net appreciation (depreciation)
      of investments                               15,968    1,186,303   (1,023,385)      29,093     36,708,850
                                              -----------   ----------  -----------  -----------    -----------

                                                3,392,360    1,287,570       14,108      111,071     55,489,850
                                              -----------   ----------  -----------  -----------    -----------

   Transfer from merged plan                   14,573,599      660,280    2,653,559       35,268     75,170,397
                                              -----------   ----------  -----------  -----------    -----------

       Total additions                         23,228,421    2,938,497    2,667,667     (622,997)   165,988,865
                                              -----------   ----------  -----------  -----------    -----------

Deductions from net assets
 attributed to:
   Distributions                                9,505,544      899,955                  (189,916)    63,450,876
   Administrative expenses                         31,099        5,757                    78,256        152,622
                                              -----------   ----------  -----------  -----------    -----------

       Total deductions                         9,536,643      905,712                  (111,660)    63,603,498
                                              -----------   ----------  -----------  -----------    -----------

Interfund transfers                             2,351,787   (1,145,819)   2,412,317      232,871
                                              -----------   ----------  -----------  -----------    -----------

Increase (decrease) in net assets
 available for benefits                        16,043,565      886,966    5,079,984     (278,466)   102,385,367

Net assets available for benefits,
  Beginning of year                            51,418,450    8,005,503   10,464,740      517,098    503,660,462
                                              -----------   ----------  -----------  -----------    -----------


  End of year                                $ 67,462,015  $ 8,892,469  $15,544,724    $ 238,632   $606,045,829
                                              -----------  -----------  -----------  -----------   ------------


   The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Savings Investment Plan
Statement of Net Assests Avaliable for Benefits with Fund Information December 31, 1997
Page 5


                                       Ameren
                                       Common        Aggressive     Conservative
                                        Stock          Equity          Equity         Balanced
                                        Fund            Fund            Fund            Fund

Additions to net assets attributed to:
    Contributions:
      Participant                     $ 2,405,222     $ 7,753,672    $ 5,478,589     $ 3,721,080
      Employer                          2,933,433       1,113,893        791,161         539,343
                                    --------------  --------------  -------------   -------------

                                        5,338,655       8,867,565      6,269,750       4,260,423
                                    --------------  --------------  -------------   -------------

    Investment income:
      Interest and dividends           10,981,893      10,106,237     10,983,279       4,566,817
      Net appreciation (depreciation)
       of investments                  18,602,473      10,846,201      4,678,099       7,793,709
                                    --------------  --------------  -------------   -------------

                                       29,584,366      20,952,438     15,661,378      12,360,526
                                    --------------  --------------  -------------   -------------

        Total additions                34,923,021      29,820,003     21,931,128      16,620,949
                                    --------------  --------------  -------------   -------------

Deductions from net assets
 attributed to:
    Distributions                      26,838,081       2,826,495      3,669,108       2,537,864
    Administrative expenses                17,552          44,458         38,861          24,481
                                    --------------  --------------  -------------   -------------

        Total deductions               26,855,633       2,870,953      3,707,969       2,562,345
                                    --------------  --------------  -------------   -------------

Interfund transfers                    (4,694,087)     (2,963,059)     5,989,578       2,121,305
                                    --------------  --------------  -------------   -------------

Increase in net assets
 available for benefits                 3,373,301      23,985,991     24,212,737      16,179,909

Net assets available for benefits,
  Beginning of year                   175,679,449      83,166,752     62,638,765      44,017,767
                                    --------------  --------------  -------------   -------------


  End of year                        $179,052,750    $107,152,743   $ 86,851,502    $ 60,197,676
                                    --------------  --------------  -------------   -------------


   The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Savings Investment Plan
Statement of Net Assests Avaliable for Benefits with Fund Information December 31, 1997
Page 5 - continued


                                       Stable
                                      Interest      International
                                       Income         Equity          Loan
                                        Fund           Fund           Fund          Other          Total

Additions to net assets attributed to:
    Contributions:
      Participant                     $ 3,262,567     $ 952,711     $    -        $ 477,974      $24,051,815
      Employer                            496,959       128,735                                    6,003,524
                                    --------------  ------------  -------------   ----------   --------------

                                        3,759,526     1,081,446                     477,974       30,055,339
                                    --------------  ------------  -------------   ----------   --------------

    Investment income:
      Interest and dividends            3,291,890       426,991        838,795       40,026       41,235,928
      Net appreciation (depreciation)
       of investments                                  (321,618)                                  41,598,864
                                    --------------  ------------  -------------   ----------   --------------

                                        3,291,890       105,373        838,795       40,026       82,834,792
                                    --------------  ------------  -------------   ----------   --------------

        Total additions                 7,051,416     1,186,819        838,795      518,000      112,890,131
                                    --------------  ------------  -------------   ----------   --------------

Deductions from net assets
 attributed to:
    Distributions                       4,204,316       210,971                                   40,286,835
    Administrative expenses               121,217         4,526                         902          251,997
                                    --------------  ------------  -------------   ----------   --------------

        Total deductions                4,325,533       215,497                         902       40,538,832
                                    --------------  ------------  -------------   ----------   --------------

Interfund transfers                    (1,622,239)      713,208        455,294
                                    --------------  ------------  -------------   ----------   --------------

Increase in net assets
 available for benefits                 1,103,644     1,684,530      1,294,089      517,098       72,351,299

Net assets available for benefits,
  Beginning of year                    50,314,806     6,320,973      9,170,651                   431,309,163
                                    --------------  ------------  -------------   ----------   --------------


  End of year                        $ 51,418,450   $ 8,005,503    $10,464,740    $ 517,098     $503,660,462
                                    --------------  ------------  -------------   ----------   --------------


   The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1998
Page 6
________________________________________________________________________________

1.       Description of the plan

         Plan Merger
         Effective December 31, 1997, Union Electric Company (AmerenUE) and Central Illinois Public Service Company (AmerenCIPS) became wholly-owned subsidiaries of Ameren Corporation (Ameren or the Company), a holding company formed upon completion of the merger between Union Electric Company and CIPSCO Incorporated (the Merger). Effective October 27, 1998, the Company's Board of Directors approved the merger of the Central Illinois Public Service Company Employee
         Long-Term Savings Plan and the Union Electric Company Savings Investment Plan to form the Ameren Corporation Savings Investment Plan
         (Plan). During October 1998, the net assets available for plan benefits of the Central Illinois Public Service Company Employee Long-Term Savings Plan were transferred into the Ameren Corporation Savings Investment Plan. The merger did not retroactively or adversely affect the rights of any participant or beneficiary of the Plan.

         General
         The following is a brief summary of the various provisions of the Ameren Corporation Savings Investment Plan. Participants should refer to the Plan document for more complete information.

         The Plan's purpose is to provide all management employees and contract employees of AmerenUE and certain employees of Ameren Services Company and AmerenCIPS, wholly-owned subsidiaries of Ameren, the option to defer a portion of their annual base compensation for Federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and to certain provisions of the Securities Exchange Commission.

         The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. The Northern Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

         Participation
         The Plan covers substantially all employees of Ameren except contract employees covered by a collective bargaining agreement between either Local 702 IBEW or Local 148 IUOE and AmerenCIPS. In 1998, the Plan was amended to remove the restrictions requiring one year of service and attainment of age 21 before becoming eligible to participate in the Plan. The total number of active participants in the Plan at December 31, 1998 was approximately 6,049. Participation by eligible employees is voluntary.

         Contributions
         Participants may contribute from 1% to 15% of their base compensation to the Plan through payroll deductions (basic contributions). For management employees, the Company makes a matching contribution equal to $.25 for each $1.00 up to the first 6% of each participant's contribution (basic matching contribution). Additionally, the Company will contribute an

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1998
Page 7
________________________________________________________________________________

         additional $.25 for each $1.00 up to the first 6% of a participant's contribution (additional matching contribution) to be invested entirely in the Ameren Common Stock Fund. For contract employees, Company contributions are made based on specific agreements between the Company and the individual collective bargaining units. All Company contri-butions are made to the extent sufficient earnings are available.

         The following eight investment funds are maintained by the Trustee: the Ameren Common Stock Fund, the Aggressive Equity Fund, the Conservative Equity Fund, the Equity Index Fund, the Equity Growth Fund, the Balanced Fund, the Stable Interest Income Fund and the International Equity Fund. Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of 1% to any combination of investment funds. Such fund allocation elections may be changed daily. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate all or in 1% increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

         Investment options
         Ameren Common Stock Fund - This fund consists of common shares of Ameren Corporation and short-term liquid investments necessary to satisfy the fund's cash need for transfers and payments. Upon consummation of the Merger, the common stockholders of Union Electric Company received one share of Ameren Corporation common stock, par value $.01 per share, and became common stockholders of Ameren. The common stockholders of CIPSCO Incorporated (CIPSCO) received 1.03 shares of Ameren Corporation common stock for each share of CIPSCO common stock. All activity in the Common Stock Fund is reported in these financial statements as Ameren Corporation common stock activity, regardless of whether the transaction was Union Electric Company, CIPSCO, or Ameren Corporation common stock.

         Aggressive Equity Fund - Funds are invested in the Acorn Fund, a public mutual fund with the objective to obtain long-term capital growth by investing in smaller companies not widely recognized by investment analysts.

         Conservative Equity Fund - Funds are invested in the Putnam Fund for Growth and Income. The objective of this public mutual fund is to seek current income and capital growth primarily through a well-diversified portfolio of income-producing stocks.

         Equity  Index  Fund  -  Funds  are  invested  in  the  Barclays  Global
         Investors' Equity Index Fund. The objective of this collective investment fund is to approximate the total return of the Standard and Poor's 500 Composite Stock Index (the "S&P 500 Index") while providing investors with daily liquidity. This fund became an investment option effective April 1, 1998.

         Equity Growth Fund - Funds are invested in the Merrill Lynch Growth Equity Portfolio Fund. The objective of the Equity Growth Fund is to seek long-term capital appreciation through investments in equity securities or securities convertible into common stock of issuers with

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1998
Page 8
________________________________________________________________________________

         capitalizations of $2 billion or more. This fund became an investment option effective April 1, 1998.

         Balanced Fund - Funds are invested in the Vanguard Asset Allocation Fund. This public mutual fund's objective is to maximize total return by investing in a Standard & Poor's 500 common stock portfolio, a long-term U.S. treasury bond portfolio and cash reserves in proportions consistent with their expected returns and risks as evaluated by the Fund's investment advisor.

         Stable Interest Income Fund - Funds are invested in a separate account solely for the Union Electric Company Savings Investment Plan and managed by T. Rowe Price Stable Asset Management, Inc. The objective is to provide principal stability while generating yields in excess of money market funds yet remaining highly sensitive to changes in market interest rates.

         International Equity Fund - Funds are invested in the mutual fund, The American Funds Group Europacific Growth Fund (prior to May 1, 1998 the
         T. Rowe Price International Stock Fund), a public mutual fund with the objective to provide capital appreciation through investments in well-established companies based outside the United States.

         Vesting
         Participants' contributions vest immediately, and Company contributions vest upon the completion of five years of Company service by the participant (including service prior to the effective date of the
         Plan). Company contributions also vest upon retirement, total and permanent disability, death, termination of the Plan or complete discontinuance of Company contributions regardless of years of service. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment but will be restored if the participant becomes an eligible employee prior to incurring five consecutive one-year breaks in service following termination and repayment of all amounts distributed is made by the participant within five years of re-employment. There were no forfeitures during the year ended December 31, 1998. Forfeitures during the year ended December 31, 1997 approximated $13,000, with no amounts restored during the year.

         Distributions
         The total vested amount of a participant's account shall be distributed to the participant according to one of the options as described in the Plan and as elected by the participant. A participant whose account balance is $5,000 or greater may defer distribution until April 1 of the year following the participant's attaining age 70 1/2. If the balance of the account is less than $5,000, the distribution shall be made no later than 120 days after close of the plan year. All distributions shall be in the form of cash and whole shares of Ameren Corporation common stock, if applicable. Participants may withdraw certain basic contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the participant's account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to participants upon distribution pursuant to the rules provided for under the Plan and the Code.

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1998
Page 9
________________________________________________________________________________

         The Plan also provides, to participants of the former Company Employee Stock Ownership Plan and at the discretion of the Company, for distribution prior to termination of employment of (a) all or a portion of a participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a participant's account balance acquired by dividends or other income.

         Participant loans
         The Plan permits participants to borrow from their 401(k) accounts within the Plan. Such borrowings may be made subject to the following:
         (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) the fixed interest rate will be equal to the "corporate base rate of interest" as announced by the Trustee plus 1%, and (5) such other rules and regulations as may be adopted by the Company. At December 31, 1998 and 1997, the interest rates on participant loans ranged from 7.0% to 11.5%. The loan maturity dates ranged from January 1999 through December 2008 at December 31, 1998, and from January 1998 through December 2006 at December 31, 1997.

         Plan termination
         The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any participant under the Plan.

2.       Summary of significant accounting policies

         Basis of accounting
         The accompanying financial statements of the Ameren Corporation Savings Investment Plan are prepared on the accrual basis of accounting.

         Use of estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

         Investments
         All  investments  are  presented at fair  value as of December 31, 1998 and  1997.  The  fair  value  of  the  Ameren  Common  Stock  Fund  was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Northern Trust Company's Short-term Fund and the T. Rowe Price Stable Value Common Trust Fund are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost which approximates fair market value.


         Income
         Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

         Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in Net appreciation (depreciation) of investments on the Statement of Changes in Net Assets Available for Benefits with Fund Information.

         Expenses
         Trustee fees incurred in administering the Plan are charged to the Plan.

         Benefit payments
         Benefit payments are recorded when paid.

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1998
Page 10
________________________________________________________________________________

3.       Investments

         The following table presents investments of the Plan. Investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1998 and 1997, are separately identified.

                                                                             December 31,
                                                                         1998            1997

         Investments at Fair Value as Determined
           By Quoted Market Price

           Common Stock:
              Ameren Corporation, $.01 par value                    $ 163,438,485    $176,536,682

           Managed Equity Funds:
              Acorn Fund                                              104,110,289     106,573,641
              Barclays Equity Index Fund                               36,267,041          -
              Merrill Lynch Growth Equity Portfolio Fund               29,165,513          -
              Putnam fund for Growth and Income                        93,647,274      86,236,863
              Vanguard Asset Allocation Fund                           82,472,496      59,631,963

           Managed International Equity Funds:
              American Funds Europacific Growth Fund                    8,847,476           -
              T. Rowe Price Trust International Stock Fund                 -            8,075,509

         Investments at Estimated Fair Value

           Northern Trust Company's Short-term Fund                     3,788,360       3,172,916

           T. Rowe Price Stable Value Common Trust Fund                66,886,130      51,087,376

           Participant Loans                                           15,896,881      10,464,740
                                                                    -------------   -------------

                                                                    $ 604,519,945   $ 501,779,690
                                                                    =============   =============

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1998
Page 11
________________________________________________________________________________

         During 1998 the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                Year Ended December 31,
                                                                  1998           1997

         Investments at Fair Value as Determined
           By Market Price

              Mutual Fund Investments                        $  41,418,844   $  22,996,391
              Ameren Corporation Common Stock                   (3,715,702)     18,602,473
                                                             -------------   -------------

              Net change in fair value                          37,703,142      41,598,864

         Investments at Estimated Fair Value
              Short-term Investments                              (994,292)         -
                                                             -------------   -------------

              Net change in fair value                       $  36,708,850   $  41,598,864
                                                             =============   =============


4.       Transactions with parties-in-interest


         At December 31, 1998, the Plan held Ameren Corporation common stock with a cost and market value of $111,490,409 and $163,438,485, respectively. During 1998, the Plan purchased shares at a cost of $8,027,917 and sold shares valued at $14,928,403, resulting in a net realized gain of $6,632,512. The Plan also distributed shares valued at $10,660,278 to persons withdrawing from the Plan.

         At December 31, 1997, the Plan held Ameren Corporation common stock with a cost and market value of $110,979,388 and $176,536,682, respectively. During 1997, the Plan purchased shares at a cost of $13,953,475 and sold shares valued at $9,936,403 resulting in a net realized gain of $3,780,786. The Plan also distributed shares valued at $15,378,810 to persons withdrawing from the Plan.

         The Plan held $3,788,360 and $3,172,916 in Northern Trust Company's Collective Short-term Investment Fund at December 31, 1998 and 1997, respectively. The fund is a cash sweep vehicle with book value approximating market.

         These transactions are allowable  party-in-interest  transactions under
         Section 408(b)(8) of the ERISA regulations.

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1998
Page 12
________________________________________________________________________________

5.       Benefit payment obligations

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                      December 31,
                                                                 1998             1997

         Net assets available for benefits per the
           financial statements                             $ 606,045,829    $ 503,660,462
         Amounts allocated to withdrawing participant            (236,232)      (6,825,023)
                                                            -------------    -------------

         Net assets available for benefits per the
           Form 5500                                        $ 605,809,597    $ 496,835,439
                                                            =============    =============


         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                         Year Ended
                                                                         December 31,
                                                                     1998            1997

         Benefits paid to participants per the
           financial statements                                 $  63,450,876   $  40,286,835
         Add:  Amounts allocated to withdrawing
           participants during the current year                       236,232       6,825,023
         Less:  Amounts allocated to withdrawing
           Participants during the prior year                      (6,825,023)     (2,224,796)
                                                                -------------   -------------

         Benefits paid to participants per the Form 5500       $   56,862,085   $  44,887,062
                                                               ==============   =============


6.       Distributions

         The cost of Ameren Corporation common stock distributed to participants is determined on a weighted average basis. For the year ended December 31, 1998, 262,589 shares of Ameren Corporation common stock whose cost and market values totaled $7,283,674 and $10,660,278 at the dates of distribution, respectively, were distributed to participants of the Ameren Common Stock Fund.

         For the year ended December 31, 1997, 412,656 shares of Ameren Corporation common stock whose cost and market values totaled $11,084,670 and $15,378,810 at the dates of distribution, respectively, were distributed to participants of the Ameren Common Stock Fund.

AMEREN CORPORATION
Savings Investment Plan
Notes to Financial Statements
December 31, 1998
Page 13
________________________________________________________________________________

7.       Federal income tax status

         The Plan, then known as the Union Electric Company Savings Investment Plan, obtained its latest determination letter in 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and merged since receiving the determination letter. The Company is currently restating the Plan document to reflect all changes and upon completion of the restatement, will request a new determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1998. Therefore, no provision for income taxes has been included in the Plan's financial statements.

AMEREN CORPORATION                                                    SCHEDULE I
Savings Investment Plan
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998



                                                                  December 31, 1998
Identity of Issue/Description
 of Investment                                                  Cost        Fair value

Mutual Funds
    Acorn Fund                                             $ 83,154,239     $104,110,289
    Barclays Equity Index Fund                               30,384,871       36,267,041
    Europacific Growth Fund                                   9,042,004        8,847,476
    Merrill Lynch Growth Equity Portfolio Fund               26,115,557       29,165,513
    Putnam Fund for Growth
     and Income                                              75,248,854       93,647,274
    Vanguard Asset Allocation Fund                           59,452,384       82,472,496
                                                           ------------     ------------

                                                            283,397,909      354,510,089

Short-Term Investment Trust Funds
  <F1>Northern Trust Company's Short-term Fund                3,788,360        3,788,360
      T Rowe Price Stable Value
       Common Trust Fund                                     66,886,130       66,886,130

Common Stock
  <F1>Ameren Corporation, $.01 par                          111,490,409      163,438,485

Participant Loans
  <F2>Loans to Participants                                  15,896,881       15,896,881
                                                           ------------     ------------

                                                          $ 481,459,689     $604,519,945
                                                          ==============    ============


  <F1>Represents a party-in-interest
  <F2>Interest rates vary from 7.0% to 11.5% and loan maturity dates extend from
      January 1999 through December 2008.

AMEREN CORPORATION                                                   SCHEDULE II
Savings Investment Plan
Line 27d - Schedule of Reportable Transactions<F1>
December 31, 1998
Page 1

                                                                                                    (f)   Expense
                                                                                                          incurred
   (a)Identity of Party/                            (c)   Purchase     (d)   Selling   (e)  Lease          with
   (b)Description of Asset                                 Price              Price         Rental       transaction

      Acorn Fund                                        $ 18,690,868       $     -          $  -          $   -

      Acorn Fund                                               -            19,435,309         -              -


  <F2>Ameren Corporation Common Stock                      8,027,917             -             -              -

  <F2>Ameren Corporation Common Stock                          -            21,560,915         -              -


      Barclays Equity Index Fund                          35,730,560             -             -              -

      Barclays Equity Index Fund                               -             5,859,071         -              -


      Europacific Growth Fund                                411,569             -             -              -

      Europacific Growth Fund                                  -             9,628,125         -              -


  <F2>Northern Trust Company's Short-term Fund           101,686,395

  <F2>Northern Trust Company's Short-term Fund                             101,070,972

<F1>  Transactions  or series of  transactions in  excess of 5% of  the  current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2>  Represents a party-in-interest

AMEREN CORPORATION                                                   SCHEDULE II
Savings Investment Plan
Line 27d - Schedule of Reportable Transactions<F1>
December 31, 1998
Page 1 - continued

                                                                        (h)   Current
                                                                            value of asset
   (a)Identity of Party/                              (g)   Cost of        on transaction    (i)   Net
   (b)Description of Asset                                   Asset              date             Gain/(Loss)

      Acorn Fund                                         $18,690,868       $ 18,690,868          $    -

      Acorn Fund                                          13,481,260         19,435,309           5,954,049


  <F2>Ameren Corporation Common Stock                      8,027,917          8,027,917               -

  <F2>Ameren Corporation Common Stock                     14,928,403         21,560,915           6,632,512


      Barclays Equity Index Fund                          35,730,560         35,730,560               -

      Barclays Equity Index Fund                           5,542,476          5,859,071             316,595


      Europacific Growth Fund                                411,569            411,569               -

      Europacific Growth Fund                              8,358,223          9,628,125           1,269,902


  <F2>Northern Trust Company's Short-term Fund           101,686,395        101,686,395               -

  <F2>Northern Trust Company's Short-term Fund           101,070,972        101,070,972               -


<F1>  Transactions  or series of  transactions in  excess of 5% of  the  current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2>  Represents a party-in-interest


AMEREN CORPORATION                                                   SCHEDULE II
Savings Investment Plan
Line 27d - Schedule of Reportable Transactions<F1>
December 31, 1998
Page 2


                                                                                                    (f)   Expense
                                                                                                          incurred
   (a)Identity of Party/                            (c)   Purchase     (d)   Selling   (e)  Lease           with
   (b)Description of Asset                                 Price              Price         Rental       transaction

      Putnam Fund for Growth and Income                   15,405,462

      Putnam Fund for Growth and Income                                     12,483,707


      T Rowe Price Stable Value                           34,667,193

      T Rowe Price Stable Value                                             18,868,438


      Vanguard Asset Allocation Fund                      30,309,719

      Vanguard Asset Allocation Fund                                         6,380,936

<F1>  Transactions  or  series  of  transactions  in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2>  Represents a party-in-interest

AMEREN CORPORATION                                                   SCHEDULE II
Savings Investment Plan
Line 27d - Schedule of Reportable Transactions<F1>
December 31, 1998
Page 2 - continued

                                                                        (h)   Current
                                                                            value of asset
   (a)Identity of Party/                              (g)   Cost of        on transaction     (i)    Net
   (b)Description of Asset                                   Asset              date             Gain/(Loss)


      Putnam Fund for Growth and Income                   15,405,462         15,405,462               -

      Putnam Fund for Growth and Income                    9,543,446         12,483,707           2,940,261


      T Rowe Price Stable Value                           34,667,193         34,667,193               -

      T Rowe Price Stable Value                           18,868,438         18,868,438               -


      Vanguard Asset Allocation Fund                      30,309,719         30,309,719               -

      Vanguard Asset Allocation Fund                       4,466,041          6,380,936           1,914,895


<F1>  Transactions  or  series  of  transactions  in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
<F2>  Represents a party-in-interest

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               AMEREN CORPORATION
                                               SAVINGS INVESTMENT PLAN


                                               AMEREN SERVICES COMPANY
                                                   (Administrator)




                                               By  /s/  Jean M. Hannis
                                                  -----------------------
                                                       Jean M. Hannis
                                                       Vice President


June 29, 1999




                                  EXHIBIT INDEX

                             Exhibits Filed Herewith


   Exhibit No.                     Description
   -----------            ----------------------------------
       23                 Consent of Independent Accountants